Mail Stop 3561

July 9, 2007

By Facsimile and U.S. Mail

Mr. Ray Brunner
President and Chief Executive Officer
Design Within Reach, Inc.
225 Bush Street, 20th Floor
San Francisco, California 94104

> **Re: Design Within Reach, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 30, 2006**
> **Filed May 8, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 10, 2007**
> **File No. 0-50807**

Dear Mr. Brunner:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

Overview

2.   We note your disclosure that you derive revenue from several types of products and services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulations S-K.

Item 2. Properties, page 30

3.   Please expand your disclosure to provide additional information on the geographic location of your 63 studios and other retail outlets, and where you own land and buildings. See Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations

General

4.   We note you have more than 63 retail studios and stores operating and open new stores each year. Please revise your disclosure to include the change in comparable or same store sales for each period presented. Disclose how you determine which stores to include in your calculation and how you handle store renovations and replacements each period.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

General

5.   We note your disclosure under Advertising that you receive amounts from vendor for co-operative advertising. Please tell us if you also receive allowances and credits from vendors in connection with your purchase of their products. If so, please tell us and revise your disclosure to include the nature of the allowance or credit and your accounting treatment for these amounts, including the timing of your receipt and recording of these amounts, the statement of operations line item which these types of

amounts are included. If you recognize an allowance or credit upon receipt from the vendor, please explain your basis for recording these amounts upon receipt. Refer to EITF 02-16.

Segment Reporting, page 91

6.   We note your disclosure that your CEO is the chief operating decision maker. Please tell us in more detail how you determined that you have only one reportable segment under the requirements of SFAS 131. We note that you have several specific channels that products and services are sold and that you appear to accumulate, track and analyze separate financial information regarding the operating performance of each to sales channel. The sales channels are as follows: (1) studios/stores; (2) phone sales; (3) internet sales; and (4) warehouse and outlet store sales. Please provide us with a representative sample of current internal reports used by management to assess the performance of your business such as internal financial statements, budgets, and other items such as daily flash reports. Please explain to us the operating segments you have identified in your business and provide us with three years of sales and gross margin data for each operating segment and provide us you expectations of future trends for each segment. Explain in detail your basis for aggregating segments and how you satisfied the aggregation criteria and requirements of paragraphs 17 through 19 of SFAS 131.   Please also refer to EITF 04-10. We may have further comment upon review of your response.

Revenue Recognition, page 94

7.   Please clarify your use of "estimated delivery dates" as a basis to recognize revenue on products received by your customers. We note that you include amongst your critical accounting policies and estimate the significant judgments and estimates you make in connection with determining net sales recognized in any accounting period. Explain why you believe it is appropriate to use an estimate for delivery dates to recognize revenue. Explain to us why you do not use actual delivery data maintained by the shipper or common carrier as to when a customer receives delivery of your products. Please tell us how you estimate of delivery times affect your ability to achieve an accurate sales cut-off each accounting and reporting period.

Shipping and Handling Costs, page 94

8.   We note your disclosure of the types of costs and related amounts of your distribution network are not included in cost of sales, but instead are included in the selling, general and administrative expenses line item. Please revise your disclosure in management's discussion and analysis to indicate that your gross margins may not be comparable to those of other entities since some entities include all of the costs related to their distribution network in cost of sales and others like you may exclude a portion of them from gross margin, including them instead in other line items.

Item 9A. Controls and Procedures, page 49

(a) Evaluation of Disclosure Controls and Procedures

9.   We note that for the last three fiscal years you have been unable to provide an effective
        conclusion on your controls over financial reporting and your disclosure of existing
        material weaknesses appears to be very similar to those disclosed in Form 10-K for fiscal
        2005 and prior years. Please tell us if you eliminated any of your existing material
        weaknesses during fiscal 2006 as a result of your remediation efforts. Please also tell us
        your anticipated timetable for completion of your remediation efforts to improve internal
        controls over financial reporting to bring them to an effective level.

10.   We note your disclosure that both your CEO and CFO concluded that your disclosure
        controls and procedures were not effective as of December 30, 2006 at the reasonable
        assurance level. In future filings, please do not reference a specific date in your
        disclosure. Instead, please disclose that your evaluation and conclusion is "as of the end
        of the period covered by the report." See Item 307 of Regulation S-K.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert this action as a defense in any proceeding initiated by the
       Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filings or in response to our comments on your filings.
        Please send us your response to our comments within ten business days from the date of
this letter. You should provide a cover letter keying your response to our comments, and provide
the requested supplementary information, if any. Where our comment requests you to revise
future filings, we would expect that information to be included in your next filing. If you believe

complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief